NO ACT

PE
1-12-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010726

March 8, 2010

Received SEC
MAR 08 2010
Washington, DC 20549

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-8-10

Re: Intel Corporation
Incoming letter dated January 12, 2010

Dear Mr. Mueller:

This is in response to your letter dated January 12, 2010 concerning the shareholder proposal submitted to Intel by William Steiner. We also have received a letter on the proponent's behalf dated January 13, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 8, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 12, 2010

The proposal relates to special meetings.

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). In reaching this determination, we have counted each percent symbol and dollar sign as a separate word. Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 13, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
Intel Corporation (INTC)
Special Meeting Topic

Ladies and Gentlemen:

This responds to the January 12, 2010 no action request.

This proposal does not exceed 500-words unless one counts punctuation as words.

The following text, which does not exceed 500-words according to my computer, omits the text in brackets (which is clearly not intended for publication) and it omits two dash-marks which are punctuation:

3 Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "High Concern" in executive pay with $12 million for Paul Otellini. Short-term and long-term executive incentives were targeted at the 65th percentile. With outperformance stock units 33% of units were earned even if our company underperforms its peers.

Reed Hundt, assigned to two of our most important board committees, was classified as a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the Allegiance Telecom bankruptcy. David Yoffie, our Lead Director, had 20-years director tenure – independence concern. Charlene Barshefsky, a law firm partner, received our most against-votes and served on a total of 4 boards including the D-rated boards of American Express (AXP) and Estee Lauder (EL).

Additional directors served on boards rated "D" by The Corporate Library: James Plummer, International Rectifier (IRF); Jane Shaw, McKesson Corporation (MCK); John Donahoe, eBay (EBAY); Paul Otellini, Google (GOOG) and Susan Decker, Costco (COST). John Thornton served on the F-rated boards of Ford Motor (F) and News Corporation (NWS).

European regulators fined Intel $1.45 billion for violation of European antitrust laws. We had no shareholder right to cumulative voting, act by written consent or vote on executive pay.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings Yes on 3.

The company makes the all-encompassing statement of "... the Staff has indicated that hyphenated words should be counted as multiple words" and immediately refers to Minnesota Mining and Manufacturing Co. (Feb, 27, 2000). However this Staff Reply Letter (attached) does not indicate the method that the Staff used.

The Staff may have simply used a prevailing method in use in 2000 and may now use a prevailing method in use in 2010. The above text does not exceed 500-words according to my computer.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Irving S. Gomez <irving.s.gomez@intel.com>

[STAFF REPLY LETTER]

February 27, 2000

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: Minnesota Mining and Manufacturing Company

Incoming letter dated January 4, 2000

The proposal requests that the board of directors adopt a resolution requiring the board organization committee to nominate two candidates for each directorship to be filled by the voting of stockholders at annual meetings, and include a statement from each candidate as to why he or she should be elected in 3M's proxy statement.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rules 14a-8(f) and 14a-8(d). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which 3M relies.

Sincerely,

Michael Ferraro

Attorney-Advisor

[INTC: Rule 14a-8 Proposal, November 5, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "High Concern" in executive pay with $12 million for Paul Otellini. Short-term and long-term executive incentives were targeted at the 65th percentile. With outperformance stock units 33% of units were earned even if our company underperforms its peers.

Reed Hundt, assigned to two of our most important board committees, was classified as a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the Allegiance Telecom bankruptcy. David Yoffie, our Lead Director, had 20-years director tenure – independence concern. Charlene Barshefsky, a law firm partner, received our most against-votes and served on a total of 4 boards including the D-rated boards of American Express (AXP) and Estee Lauder (EL).

Additional directors served on boards rated "D" by The Corporate Library: James Plummer, International Rectifier (IRF); Jane Shaw, McKesson Corporation (MCK); John Donahoe, eBay (EBAY); Paul Otellini, Google (GOOG) and Susan Decker, Costco (COST). John Thornton served on the F-rated boards of Ford Motor (F) and News Corporation (NWS).

European regulators fined Intel $1.45 billion for violation of European antitrust laws. We had no shareholder right to cumulative voting, act by written consent or vote on executive pay.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 12, 2010

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of William Steiner
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Stockholders' Meeting (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden on behalf of William Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal exceeds 500 words. A copy of the Proposal, which requests that the Company take certain actions with respect to special meetings of stockholders, is attached hereto as Exhibit A.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1) Because The Proposal Exceeds 500 Words.

A. Background

The Proposal was submitted to the Company in a letter dated October 17, 2009, which the Company received on November 5, 2009. *See* Exhibit A. Because the Company determined that the Proposal exceeded 500 words, the Company sent via FedEx a letter on November 11, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying Mr. Chevedden (as the Proponent's designated representative, with a copy to the Proponent) of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. FedEx records confirm delivery of the Deficiency Notice to Mr. Chevedden at 2:28 p.m. on November 12, 2009. *See* Exhibit C.

Mr. Chevedden responded on the Proponent's behalf in an e-mail sent at 7:22 p.m. on November 13, 2009 (the "Proponent's Response"). Although the Proponent's Response included a letter dated November 13, 2009 from DJF Discount Brokers addressing another procedural deficiency, the Proponent's Response did not revise the Proposal to reduce it to 500 words. A copy of the Proponent's Response is attached hereto as Exhibit D.

B. Analysis

The Company may exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation imposed by Rule 14a-8(d). Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement." Staff Legal Bulletin No. 14 (July 13, 2001).

On numerous occasions the Staff has concurred that a company may exclude a stockholder proposal under Rules 14a-8(d) and 14a-8(f)(1) because the proposal exceeds 500 words. *See, e.g., Amoco Corp.* (avail. Jan. 22, 1997) (permitting the exclusion of a proposal under the predecessor to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal included 503 words and the proponent stated that it included 501 words). *See also Pool Corp.* (avail. Feb. 17, 2009); *Procter & Gamble Co.* (avail. July 29, 2008); *Amgen, Inc.* (avail. Jan. 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the revised proposal contained more than 500 words). Moreover, when counting the number of words in a proposal, the Staff has indicated that hyphenated words should be counted as multiple words. *See Minnesota Mining and Manufacturing Co.* (avail. Feb. 27, 2000) (concurring with the exclusion of a stockholder proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained 504 words, but would have contained 498 words if hyphenated words and words separated by "/" were counted as one word). Similarly, the Staff has indicated that numbers should be counted as words. *See Aetna Life and Casualty Co.* (avail. Jan. 18, 1995) (permitting the exclusion of a proposal under the predecessor to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that "each numeric entry should be counted as a word for purposes of applying the 500-word limitation").

Consistent with the precedent discussed above, the Proposal may be excluded because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Proposal contains 504 words. In arriving at this calculation, we have followed Staff precedent and treated each hyphenated phrase as two or more words and counted each number as a single word. Accordingly, we request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, Senior Attorney – Legal and Corporate Affairs Group at Intel, at (408) 653-7868.

Sincerely,



Ronald O. Mueller

ROM/tss
Enclosures

cc: Irving S. Gomez, Intel Corporation
John Chevedden
William Steiner

100774262_6.DOC

Exhibit A

William Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since the 1980s

Ms. Jane E. Shaw
Chairman
Intel Corporation (INTC)
2200 Mission College Blvd.
Santa Clara CA 95052

Dear Ms. Shaw,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

10/17/2009
Date

cc: Cary I. Klafter <cary.klafter@intel.com>
Corporate Secretary
PH: 408 765-8080
FX: 408 765-1859
Irving S. Gomez <irving.s.gomez@intel.com>

[INTC: Rule 14a-8 Proposal, November 5, 2009]

3 [Number to be assigned by the company] – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "High Concern" in executive pay with $12 million for Paul Otellini. Short-term and long-term executive incentives were targeted at the 65th percentile. With outperformance stock units 33% of units were earned even if our company underperforms its peers.

Reed Hundt, assigned to two of our most important board committees, was classified as a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the Allegiance Telecom bankruptcy. David Yoffie, our Lead Director, had 20-years director tenure – independence concern. Charlene Barshefsky, a law firm partner, received our most against-votes and served on a total of 4 boards including the D-rated boards of American Express (AXP) and Estee Lauder (EL).

Additional directors served on boards rated "D" by The Corporate Library: James Plummer, International Rectifier (IRF); Jane Shaw, McKesson Corporation (MCK); John Donahoe, eBay (EBAY); Paul Otellini, Google (GOOG) and Susan Decker, Costco (COST). John Thornton served on the F-rated boards of Ford Motor (F) and News Corporation (NWS).

European regulators fined Intel $1.45 billion for violation of European antitrust laws. We had no shareholder right to cumulative voting, act by written consent or vote on executive pay.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B



November 11, 2009

VIA OVERNIGHT MAIL
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Intel Corporation (the "Company"), which received on November 5, 2009 the stockholder proposal you submitted on behalf of William Steiner entitled "Special Shareowner Meetings" for consideration at the Company's 2010 Annual Stockholders' Meeting (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to Mr. Steiner's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

Intel Corporation
2200 Mission College Blvd.
[illegible]
[illegible]

In addition, Rule 14a-8(d) of the Exchange Act requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceed 500 words. To remedy this defect, Mr. Steiner must revise the Proposal so that the Proposal, including the supporting statement, does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Intel Corporation, 2200 Mission College Blvd., M/S RNB4-151, Santa Clara, California 95054. Alternatively, you may transmit any response by facsimile to me at (408) 653-8050.

If you have any questions with respect to the foregoing, please feel free to contact me at (408) 653-7868. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Irving S. Gomez
Senior Attorney, Corporate Legal Group

cc: William Steiner

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit D

From: ***FISMA & OMB Memorandum M-07-16***
To: Gomez, Irving S
Cc: Klafter, Cary
Sent: Fri Nov 13 19:22:48 2009
Subject: Rule 14a-8 Broker Letter-(INTC)

Mr. Gomez,
Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: William Steiner


DJF

DISCOUNT BROKERS

Date: 13 Nov 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 11200 shares of Intel Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/27/06, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323